Exhibit 99.1

Execution Version

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of December 8, 2024 by and among Healthcare Realty Trust Incorporated (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”)) interest in the common stock, $0.01 par value per share, of the Company (the “Common Stock”) totaling, in the aggregate, 19,905,460 shares, or approximately 5.6% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, on November 26, 2024, Starboard filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing its intent to engage in discussions with management and the Board of Directors of the Company (the “Board”) regarding the operation and management of the Company generally, including the Company’s previously announced CEO search process; and

WHEREAS, the Company and Starboard have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	Board Appointments; Leadership Structure and Related Agreements.

(a)Board Appointments

(i)The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions, effective immediately following the execution of this Agreement, to (A) accept the resignations tendered by John V. Abbott, Vicki U. Booth, and John Knox Singleton, as directors of the Company, who the Company hereby represents have submitted, or shall no later than the date hereof submit, letters of resignation to the Board that will become effective upon the execution of this Agreement, and (B) appoint David Henry, Glenn Rufrano and Donald Wood (each a “New Director” and collectively, the “New Directors”) as directors of the Company.

(ii)The Company agrees, provided that each New Director is able and willing to continue to serve on the Board, that it will nominate the New Directors for election to the Board at the Company’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”) and will recommend, support and solicit proxies for the election of the New Directors at the 2025 Annual Meeting in the same manner as it recommends, supports, and solicits proxies for the election of the Company’s other director nominees. The Company shall use its reasonable best efforts to hold the 2025 Annual Meeting no later than June 20, 2025.

(iii)If any New Director (or any Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period (as defined below), and at such time Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) in the aggregate at least the lesser of 3% of the Company’s then-outstanding Common Stock and 10,579,406 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (such lesser amount, the “Minimum Ownership Threshold”), Starboard shall have the ability to recommend a person to be a Replacement Director in accordance with this Section 1(a)(iii) (any such replacement nominee shall be referred to as a “Replacement Director” and if and when such person becomes a director of the Company in accordance with this Section 1(a)(iii), such person shall be deemed a New Director for purposes of this Agreement). Any Replacement Director must (A) be reasonably acceptable to the Nominating and Corporate Governance Committee of the Board (the “Nominating and Governance Committee”) and the Board (such acceptance not to be unreasonably withheld), (B) qualify as “independent” pursuant to New York Stock Exchange (“NYSE”) listing standards, (C) have the relevant financial and business experience to be a director of the Company, (D) satisfy the Company’s publicly disclosed guidelines and policies with respect to service on the Board, including, without limitation, the Company’s Corporate Governance Guidelines, and (E) unless otherwise consented to by the Board and the Nominating and Governance Committee, be independent of Starboard (for the avoidance of doubt, the nomination by Starboard of such person to serve on the board of any other company shall not (in and of itself) cause such person to not be deemed independent of Starboard, but any partner, officer or employee of Starboard would not be deemed independent of Starboard). The Nominating and Governance Committee shall make its determination and recommendation (which it shall undertake reasonably and in good faith) regarding whether such nominee for a Replacement Director meets the foregoing criteria, assuming reasonable availability of such candidate, within ten (10) business days after the date (1) such nominee has submitted to the Company the documentation required by Section 1(c)(v) and (2) representatives of the Board have conducted customary interview(s) of such nominee, if such interviews are requested by the Board or the Nominating and Governance Committee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(iii) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Starboard’s submission of such nominee. In the event the Nominating and Governance Committee does not accept a person recommended by Starboard as the Replacement Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating and Governance Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement Director nominee by the Nominating and Governance Committee, the Board shall vote on the appointment of such Replacement Director to the Board no later than five (5) business days after the Nominating and Governance Committee recommendation of such Replacement Director; provided, however, that if the Board does not appoint such Replacement Director to the Board pursuant to this Section 1(a)(iii), the Parties shall continue to follow the procedures of this Section 1(a)(iii) until a Replacement Director is elected to the Board. Subject to NYSE rules and applicable law, upon a Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation, retirement or removal, or if the Board or the applicable committee of the Board determines that the Replacement Director does not satisfy the requirements of the NYSE rules and applicable law with respect to service on the applicable committee (which determination shall be made reasonably and in good faith), to an alternative committee of the Board. Subject to NYSE rules and applicable law, until such time as any Replacement Director is appointed to any applicable committee of the Board, one of the other New Directors will serve as an interim member of such applicable committee. Any Replacement Director designated pursuant to this Section 1(a)(iii) replacing a New Director prior to the 2025 Annual Meeting shall stand for election at the 2025 Annual Meeting together with the other director nominees.

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(iv)During the period commencing with the date of this Agreement through the expiration of the Standstill Period, the size of the Board will not exceed eleven (11) directors, provided, however, the Board may be increased during this period (A) solely to accommodate the appointment of the New CEO (as defined below) as a director of the Company as contemplated by Section 1(a)(v) or (B) upon Starboard’s prior written consent to increase the size of the Board.

(v)Immediately following the 2025 Annual Meeting, the Company and the Board shall take all necessary actions to appoint the new Chief Executive Officer of the Company (the “New CEO”) as a director of the Company. Subject to NYSE rules and applicable law, during the period commencing on the date of appointment of the New CEO by the Company until the date that the New CEO is appointed to the Board, the New CEO will have the same rights as a director on the Board.

(b)Board Committees

(i)Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint (A) Mr. Henry and Mr. Rufrano to serve as members of the committee of the Board tasked with overseeing the search process for the New CEO (the “CEO Search Committee”), together with Thomas N. Bohjalian and Constance B. Moore and (B) Mr. Rufrano to serve as the Chair of the CEO Search Committee. Until the earlier of (x) the termination of the Standstill Period and (y) the disbandment of the CEO Search Committee following the announcement of a New CEO, unless otherwise agreed by Starboard, the CEO Search Committee shall be composed of four (4) directors, including two (2) New Directors, with one (1) of the New Directors serving as Chair of such CEO Search Committee.

(ii)The Board and all applicable committees of the Board shall give the New Directors the same due consideration for membership to each committee of the Board, including any new committee(s) and subcommittee(s) that may be established, as any other independent director.

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(c)Additional Agreements.

(i)Starboard shall comply, and shall cause each of its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii)During the Standstill Period, except as otherwise provided herein, Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s stockholders or actions by written consent of the Company’s stockholders (each, a “Stockholder Meeting”), (B) submit any proposal for consideration at, or bring any other business before, any Stockholder Meeting, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any Stockholder Meeting. Starboard shall not publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 1(c)(ii).

(iii)Starboard shall appear in person or by proxy at the 2025 Annual Meeting and vote all shares of Common Stock beneficially owned by Starboard at the 2025 Annual Meeting (A) in favor of all directors nominated by the Board for election, (B) in favor of the ratification of the appointment of the Company’s independent registered public accounting firm for the Company’s 2025 fiscal year recommended by the Board, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or stockholder proposal or nomination presented at the 2025 Annual Meeting; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or stockholder proposal presented at the 2025 Annual Meeting (other than proposals relating to the nomination or election of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agrees that it will (x) appear in person or by proxy at any special meeting of the Company’s stockholders held during the Standstill Period and vote all shares of Common Stock beneficially owned by Starboard as of the record date at such meeting, and (y) execute valid written consents with respect to all shares of Common Stock beneficially owned by Starboard as of the record date in any stockholder action by written consent during the Standstill Period, in the case of each of (x) and (y) in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of director(s). Notwithstanding the foregoing, Starboard shall be permitted to vote in its discretion on any proposal of the Company submitted to stockholders at a Stockholder Meeting in respect of any extraordinary transaction, including any merger, acquisition, amalgamation, tender offer, exchange offer, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Company or any of its subsidiaries or that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company’s then-outstanding equity securities or (ii) the Company entering into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company’s stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities.

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(iv)Starboard acknowledges that all members of the Board are (A) governed by, and required to comply with, all policies, procedures, codes, rules, standards and guidelines applicable to all members of the Board (the “Company Policies”), copies of which have been provided to the New Directors prior to their appointment to the Board, and (B) required to keep confidential all confidential information of the Company and, without the prior written consent of the Company, not disclose to any third party any discussions, matters, or materials considered in meetings of the Board or its committees. For the avoidance of doubt, the Company Policies shall not apply to Starboard or any of its affiliated funds.

(v)Starboard acknowledges that, prior to the date of this Agreement, each New Director and prior to any appointment, each Replacement Director, is required to submit to the Company a fully completed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation applicable to directors of the Company (including an authorization form to conduct a background check, a representation agreement, consent to be named as a director in the Company’s proxy statement and certain other agreements) required by the Company in connection with the appointment or election of new Board members.

(vi)The Company agrees that the Board and all applicable committees of the Board shall, to the extent that the Board and such committees have such authority and are entitled to so determine, take all necessary actions, effective no later than in connection with the appointment of the New Directors following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2025 Annual Meeting, that each of the New Directors is deemed to be (A) a member of the “Incumbent Board” or a “Continuing Director” (as such term may be defined in the definition of “Change in Control,” “Change of Control” (or any similar term) under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, indemnification agreements, loan agreements, or indentures, including, without limitation, the Company’s Employment Agreements and the Amended and Restated 2006 Incentive Plan, or any other related plans or agreements that refer to any such plan, policy or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, indemnification agreements, loan agreements, or indentures, including, without limitation, the Company’s Employment Agreements and the Amended and Restated 2006 Incentive Plan.

2.	Standstill Provisions.

(a)Starboard agrees that, from the date of this Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the Company’s 2026 Annual Meeting of Stockholders (the “2026 Annual Meeting”) pursuant to the Company’s Fourth Amended and Restated Bylaws or (y) the date that is one hundred (100) days prior to the first anniversary of the 2025 Annual Meeting (the “Standstill Period”), Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, in each case directly or indirectly, in any manner:

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(i)engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to securities of the Company;

(ii)form, join, or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the shares of the Common Stock (other than a “group” that includes all or some of the members of Starboard, but does not include any other entities or persons that are not members of Starboard as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees in writing to be bound by the terms and conditions of this Agreement;

(iii)deposit any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv)seek or submit, or encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, or knowingly encourage or take any other action with respect to the appointment, election or removal of any directors, in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2026 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Company, are not publicly disclosed by Starboard or its representatives or Affiliates and Associates and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v)(A) make any proposal for consideration by stockholders at any Stockholder Meeting, (B) make any offer or proposal (with or without conditions) with respect to any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, (C) solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination involving the Company or any of its subsidiaries by such third party (provided that this clause (D) shall not prevent such public comment after such proposal has become generally known to the public other than as a result of a disclosure by Starboard) or (E) call or seek to call a special meeting of stockholders, or initiate or become a participant in any stockholder action by written consent;

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(vi)seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii)advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any Stockholder Meeting, except in accordance with Section 1; or

(viii)make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)Except as expressly provided in Section 1 or Section 2(a), Starboard shall be entitled to (i) vote any shares of Common Stock that it beneficially owns as Starboard determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any stockholder proposal or other matter to be voted on by the stockholders of the Company and the reasons therefor (in each case, subject to Section 12).

(c)Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by a New Director (or a Replacement Director, as applicable) of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

3.	Representations and Warranties of the Company.

The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by each counterparty hereto, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) prior to the Board appointing any New Directors as directors pursuant to this Agreement, the Board is composed of eleven (11) directors and that there are no vacancies on the Board and (d) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound.

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4.	Representations and Warranties of Starboard.

Starboard represents and warrants to the Company that (a) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by Starboard, and assuming due execution by each counterparty hereto, is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) 19,905,460 shares of Common Stock, including 4,826,156 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof, (f) as of the date hereof, and except as set forth in clause (e) above, Starboard does not currently have, and does not currently have any right to acquire, any interest in any securities or assets of the Company or its Affiliates (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of shares of Common Stock or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of shares of Common Stock or any other class or series of the Company’s stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement) and (g) Starboard has not agreed to, directly or indirectly, compensate or agree to compensate, and will not, directly or indirectly, compensate or agree to compensate, any New Director (or any Replacement Director) for serving as a nominee or director, with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation directly or indirectly related to the Company or its securities. For the avoidance of doubt, nothing herein shall prohibit Starboard from compensating or agreeing to compensate any person for his or her respective service as a nominee or director of any other company.

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5.	Press Release.

Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party, except as required by law or applicable stock exchange listing rules. During the Standstill Period, neither the Company nor Starboard shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement, except as required by law or applicable stock exchange listing rules or with the prior written consent of the other Party.

6.	Specific Performance.

Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.	Expenses.

The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s involvement at the Company through the date of this Agreement, including, but not limited to, its Schedule 13D filings and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $400,000 in the aggregate.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (c) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

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If to the Company:

Healthcare Realty Trust Incorporated

3310 West End Avenue, Suite 700
Nashville, TN 37203

Attention:	John M. Bryant Jr.; Andrew E. Loope
E-mail:	JBryant@healthcarerealty.com; ALoope@healthcarerealty.com
Telephone:	(615) 463-7734

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
330 North Wacker Drive, Suite 2800
Chicago, IL 60611

Attention:	Christopher R. Drewry; Julian Kleindorfer
E-mail:	christopher.drewry@lw.com; Julian.Kleindorfer@lw.com
Telephone:	(312) 777-7122; (213) 891-8371

Holland & Knight LLP
511 Union Street, Suite 2700
Nashville, TN 37219

Attention:	Jay Nixon
E-mail:	jay.nixon@hklaw.com
Telephone:	(615) 850-8855

If to Starboard or any member thereof:

Starboard Value LP
777 Third Avenue, 18th Floor
New York, NY 10017

Attention:	Jeffrey C. Smith Lindsey Cara
Facsimile:	(212) 845-7989
Email:	jsmith@starboardvalue.com compliance@starboardvalue.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

Attention:	Andrew Freedman, Esq. Meagan Reda, Esq.
Facsimile:	(212) 451-2222
Email:	afreedman@olshanlaw.com mreda@olshanlaw.com

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10.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Maryland without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in any state or federal court in the State of Maryland and the parties agree not to commence any action, suit or proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

11.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

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12.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, successors, assigns, partners, members, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, partners, members, officers, key employees or directors shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, partners, members, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, Affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives. The restrictions in this Section 12 shall not (a) apply (i) to any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from whom information is sought, in each case to the extent required, or (ii) to any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations, in each case of clause (i) or (ii), solely to the extent that such restrictions would require a violation of the applicable requirement; or (b) prohibit any party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

13.	Securities Laws.

Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

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14.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Starboard. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate at the end of the Standstill Period, except that (i) provisions of Sections 6, 8, 9, 10, 11, 13 and 14 shall survive termination and (ii) no termination shall relieve either Party from liability for any breach of this Agreement prior to such termination.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

Healthcare Realty Trust Incorporated

By:	/s/ Constance B. Moore
	Name:	Constance B. Moore
	Title:	Interim President and Chief Executive Officer

[Signature Page to Agreement]

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP, its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP, its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP, its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP, its general partner

Starboard Value L LP

By: Starboard Value R GP LLC, its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC, its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP, its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC, its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP, its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC, its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

[Signature Page to Agreement]

Exhibit A

Press Release

Exhibit 99.1

Ron Hubbard
Vice President, Investor Relations
P: 615.269.8290

News Release
HEALTHCARE REALTY TRUST ANNOUNCES CHANGES TO BOARD OF DIRECTORS

Tom Bohjalian Elected Independent Chair of the Board
Independent Directors David Henry, Glenn Rufrano and Don Wood Appointed to Board
Company Enters into Cooperation Agreement with Starboard Value

NASHVILLE, Tennessee, December 9, 2024 - Healthcare Realty Trust Incorporated (NYSE:HR) (“Healthcare Realty” or the “Company”) today announced that its Board of Directors (“Board”) has elected current director Tom Bohjalian as Independent Chair of the Board. It also announced that the Board has appointed three new independent directors with deep industry and leadership experience, David Henry, Glenn Rufrano and Don Wood, effective immediately, in connection with a cooperation agreement (“Agreement”) with Starboard Value LP (together with its affiliates, “Starboard”). Mr. Henry and Mr. Rufrano have been appointed to the Company’s existing board committee overseeing the previously announced president and CEO search, with Mr. Rufrano named Chair of the committee. The Company has also engaged Ferguson Partners to assist in the search process.

“We are pleased to have reached an agreement with Starboard and appreciate their collaborative engagement, valuable input and shared commitment to enhancing performance and driving value for our shareholders,” said Mr. Bohjalian. “David, Glenn and Don bring meaningful experience and fresh perspectives to the Board, and we look forward to working with them as we continue to take actions that will drive sustainable value and execute on strategic initiatives that further positions Healthcare Realty for long-term growth.”

“We commend the Board and management team of Healthcare Realty for their constructive dialogue and believe these highly qualified, independent directors bring extensive industry experience and a collective goal of enhancing shareholder value,” said Jeffrey Smith, Chief Executive Officer and Chief Investment Officer of Starboard. “This outcome is a positive step forward in supporting the Board’s efforts in positioning Healthcare Realty for consistent execution, advancement of its financial and operational objectives, and maximization of shareholder value.”

David Henry is the retired Vice Chairman and CEO of Kimco Realty Corporation, where he served for over 15 years. Prior to Kimco, Mr. Henry was Senior Vice President and Chief Investment Officer at GE Capital Real Estate, where he spent 23 years overseeing pension advisory activities, investment policies, and strategies across U.S. and international markets. Mr. Henry currently serves on the boards of Tanger Outlet Centers and Starwood Real Estate Income Trust. He previously served on the boards of Columbia Property Trust, Healthpeak Properties, Inc. and VEREIT, Inc. He is a past Chairman of the International Council of Shopping Centers and former Vice Chairman of the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT). He co-founded Peaceable Street Capital, a preferred equity lender for income-producing commercial real estate properties.

Glenn Rufrano brings over 35 years of expertise in leadership of publicly traded and private real estate companies. He currently serves as Executive Chairman of PREIT. He previously served as Chief Executive Officer of VEREIT, Inc., Chairman of the International Council of Shopping Centers (ICSC), and President and CEO of Cushman & Wakefield. He also led Centro Properties Group, an Australian company specializing in the ownership and management of shopping centers, as its Chief Executive Officer. Additionally, he served as CEO of New Plan Excel Realty Trust, and as Chairman, CEO and a founding partner of O’Connor Capital Partners.

Don Wood has been with Federal Realty since 1998, serving in various leadership roles including Chief Financial Officer and President, before becoming Chief Executive Officer in 2003. Before joining Federal Realty, Mr. Wood spent eight years at ITT Corporation in New York, where he served as Deputy Controller and Chief Financial Officer of Caesars World, Inc. Mr. Wood previously chaired NAREIT, served on the ICSC executive committee and sat on the board of Quality Care Properties.

In connection with the Agreement, John Knox Singleton, John V. Abbott and Vicki U. Booth have retired from the Board of Directors.

Mr. Bohjalian continued, “On behalf of the entire Board, I would like to thank Knox, John and Vicki for their many years of dedicated leadership and significant contributions to Healthcare Realty. We wish them nothing but the best for the future.”

Pursuant to the Agreement, Starboard has agreed to a customary standstill and voting agreement expiring in advance of the Company’s 2026 Annual Meeting of Stockholders. Additional information will be filed in a Form 8-K with the Securities and Exchange Commission.

Advisors
JP Morgan is serving as exclusive financial advisor to the Company in connection with the Agreement, and Latham & Watkins LLP and Holland & Knight LLP are serving as legal counsel.

ABOUT HEALTHCARE REALTY TRUST

Healthcare Realty is a real estate investment trust (REIT) that owns and operates medical outpatient buildings primarily located around market-leading hospital campuses. The Company selectively grows its portfolio through property acquisition and development. As the first and largest REIT to specialize in medical outpatient buildings, Healthcare Realty’s portfolio includes nearly 675 properties totaling approximately 40 million square feet concentrated in 15 growth markets. Additional information regarding the Company can be found at www.healthcarerealty.com.

Media Contacts:
Charlie Koons / Craig Singer
Brunswick Group
P; 212.333.3810

Investor Contact:
Ron Hubbard
Vice President, Investor Relations
P: 615.269.8290

In addition to the historical information contained within, the matters discussed in this press release may contain forward-looking statements that involve risks and uncertainties. These risks are discussed in filings with the Securities and Exchange Commission by Healthcare Realty Trust, including its Annual Report on Form 10-K for the year ended December 31, 2023 under the heading “Risk Factors,” and as updated in its Quarterly Reports on Form 10-Q filed thereafter. Forward-looking statements represent the Company’s judgment as of the date of this release. The Company disclaims any obligation to update forward-looking statements.